NEW GOLD INC.

(an Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

June 30, 2006

New Gold Inc.

(An Exploration Stage Company)

BALANCE SHEETS

As at June 30, 2006 and December 31, 2005

(Unaudited and Canadian dollars)

	June 30 2006	December 31 2005
ASSETS

Current assets
Cash and cash equivalents	$76,928,478	$18,178,820
Accrued interest receivable	139,220	19,763
Amounts receivable	846,030	305,810
Prepaid expenses	249,065	107,686
	78,162,793	18,612,079

Mineral Properties – Schedule (Note 2)	31,500,507	22,561,015
Property and Equipment (Note 3)	684,948	578,499
	$110,348,248	$41,751,593

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$1,703,105	$3,767,475
Current portion of capital lease payable (Note 4)	-	30,228
	1,703,105	3,797,703

Future income taxes	4,248,794	4,384,680
	5,951,899	8,182,383

SHAREHOLDERS’ EQUITY

Share Capital (Note 5)	109,314,523	39,461,796
Common share purchase warrants (Note 6)	2,000,160	-
Contributed surplus (Note 9)	2,893,680	1,727,584
Deficit	(9,812,014)	(7,620,170)
	104,396,349	33,569,210
	$110,348,248	$41,751,593

Commitments and Contingent Liabilities (Note 12)

See accompanying notes.

APPROVED BY THE BOARD

“Christopher J. Bradbrook”

             “Paul B. Sweeney”

___________________________

__________________________

Christopher J.  Bradbrook

Paul B. Sweeney

Director

Director

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the three and six month periods ended June 30, 2006 and 2005

(Unaudited and Canadian dollars)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Income
Interest and other income	$ 781,885	$ 131,878	$ 1,148,060	$ 278,234

Expenses
Amortization	29,770	21,952	57,915	43,992
Consulting and management fees	1,000	17,368	16,646	19,947
Foreign exchange (gain)	(61)	(5,487)	5,445	(8,006)
Insurance	58,997	29,838	102,433	89,998
Loss on disposal of equipment	-	-	8,122	-
Office and miscellaneous	63,326	21,325	97,571	47,868
Professional fees	141,207	3,958	232,532	21,574
Regulatory and filing fees	11,412	38,663	135,920	54,232
Rent	30,780	20,690	60,080	36,109
Stock-based compensation (Note 7)	814,562	-	1,433,128	572,615
Telephone	10,535	3,587	17,850	5,317
Transfer agent	6,661	7,452	19,359	9,235
Travel, conferences and promotion	177,156	177,792	328,905	225,702
Wages and benefits	302,492	679,777	955,709	869,809
	1,647,837	1,016,915	3,471,615	1,988,392

Income tax recovery (expense)	10,157	81,959	131,711	81,172

Loss for the period	(855,795)	(803,078)	(2,191,844)	(1,628,986)

Deficit, beginning of period	(8,956,219)	(5,046,738)	(7,620,170)	(4,220,830)

Deficit, end of period	$(9,812,014)	(5,849,816)	$(9,812,014)	(5,849,816)

Weighted average number of shares outstanding			22,652,472	13,688,267

Loss per share (basic and diluted)	$ (0.04)	$ (0.06)	$ (0.10)	$ (0.12)

See accompanying notes.

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the three and six month periods ended June 30, 2006 and 2005

(Unaudited and Canadian dollars)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash provided by (used for) OPERATING ACTIVITIES
Loss for the period	$ (855,795)	$ (803,078)	$ (2,191,844)	$ (1,628,986)
Items not involving cash:
Amortization	29,770	21,952	57,915	43,992
Stock-based compensation	814,562	-	1,433,128	572,615
Loss on disposal of equipment	-		8,122
Future income taxes	(10,157)	(81,959)	(135,886)	(81,172)
	(21,620)	(863,085)	(828,565)	(1,093,551)
Net change in non-cash working capital items	(345,575)	679,278	(1,085,050)	303,137
Cash used for operating activities	(367,195)	(183,807)	(1.913,615)	(790,414)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(5,441,823)	(4,252,999)	(10,217,418)	(7,333,816)
Proceeds on sale of equipment	-	-	30,228	-
Acquisition of property and equipment	(52,029)	(28,498)	(202,715)	(38,408)
Cash used for investing activities	(5,493,852)	(4,281,497)	(10,389,904)	(7,372,224)

FINANCING ACTIVITIES
Payments on capital lease	-	(5,668)	(30,228)	(11,335)
Cash proceeds from shares issued	520,232	2,973,609	71,083,405	2,973,609
Cash provided by (used for) financing activities	520,232	2,967,941	71,053,177	2,962,274

Increase (Decrease) in cash and cash equivalents	(5,340,815)	(1,497,363)	58,749,658	(5,200,364)

Cash and cash equivalents, beginning of period	82,269,293	21,326,584	18,178,820	25,029,585
Cash and cash equivalents, end of period	$76,928,478	$19,829,221	$76,928,478	$19,829,221

Cash and cash equivalents comprises:
Cash			$ 1,847,187	$ 450,064
Term deposits and short-term discount notes			75,081,290	19,379,157
			$76,928,477	$ 19,829,221

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 10.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

			2006	2005

ACQUISITION COSTS
Kamloops Afton Claims			$601,734	$601,734
Kamloops Ajax-Python Claims			48,732	48,732
Timmins, Ontario Claims			1	1
Balance, End of Period/Year			$650,467	$650,467

DEFERRED EXPLORATION COSTS
	Afton Claims	Ajax-Python Claims	2006	2005

Balance, Beginning of Period/Year	$21,683,446	$227,102	$21,910,548	$5,343,465
Surface Exploration Costs
Option payment	-	15,000	15,000	-
Assays and testing	54,800	29,779	84,579	13,430
Drilling	542,442	348,004	890,446	217,441
Geological consulting	-	-	-	219,780
Miscellaneous	31,044	40,838	71,882	16,975
Staking and filing fees	15,070	18,703	33,773	2,127
Supplies and equipment rental	22,186	-	22,186	67,130
Travel and accommodation	3,762	-	3,762	16,020
Wages and benefits	51,440	53,438	104,878	121,207
	720,744	505,762	1,226,506	674,110
Underground Exploration Costs
Assays and testing	244,074	-	244,074	306,938
Drilling	3,820,759	-	3,820,759	1,942,818
Engineering	7,760	-	7,760	46,943
Geological consulting	22,590	-	22,590	680,515
Insurance	31,612	-	31,612	6,111
Office costs	55,718	-	55,718	-
Miscellaneous	51,651	-	51,651	6,485
Road construction and maintenance	10,463	-	10,463	45,115
Staking and filing fees	619	-	619	10,406
Supplies and equipment rental	28,000	-	28,000	197,777
Surveying	13,876	-	13,876	-
Travel and accommodation	41,296	-	41,296	94,941
Tunneling and decline costs	-	-	-	11,981,887
Utilities	76,213	-	76,213	191,462
Wages and benefits	664,400		664,400	381,575
	5,069,031	-	5,069,031	15,892,973

Feasibility Study	2,643,955	-	2,643,955	-
Balance, End of Period/Year	$30,117,176	$732,864	$30,850,040	$21,910,548
Mineral Properties			$31,500,507	$22,561,015

See accompanying notes.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

1.

NATURE OF OPERATIONS

0.5

New Gold Inc. (the “Company”) is in the process of exploring and developing mineral properties.  Its principal project, the Afton copper-gold project located in British Columbia, has previously been subject to exploration, an advanced scoping study and has not yet been confirmed to have economically viable copper/gold reserves. The Company is proceeding to complete a feasibility study in 2006 to confirm whether economical reserves exist.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development and operation of the project.  In addition, the investments may be subject to changes in government regulations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the feasibility study for the Afton copper/gold project and related administration expenses while having surplus funds available for exploration. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds when these funds are required.

These interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the Company’s audited annual financial statements for the year ended 2005.

2.

MINERAL PROPERTIES

a)

Kamloops, B.C. "Afton" Mineral Property

The Afton mineral properties consist of 17 new mineral claims, converted from heritage claims or staked under the new mineral tenure system in British Columbia and 14 heritage claims, covering a total area of 6,916 hectares.

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued, over several years, 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn the rights to the mineral claims. Under the terms of the Option, the optionors retained a 10% net profit royalty. (see note 12(a))

The Company has a 100% interest in the mineral claims subject to the 10% net profit royalty maintained by the optionors, which can be purchased on or before December 1, 2010 for $2 million in cash or shares of the Company.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

b)

Kamloops, B.C., "Ajax" Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of nine new mineral claims, converted from heritage claims or staked under the new mineral tenure system in British Columbia and fifteen heritage claims covering 3,330 hectares.

3.

PROPERTY AND EQUIPMENT

			Net Book
2006		Accumulated	Value
	Cost	Amortization	2006
Land	$56,900	$-	$56,900
Building	104,700	13,088	91,612
Transportation vehicles	100,210	73,539	26,671
Mining equipment	484,673	78,064	406,609
Office and computer equipment	168,483	65,327	103,156
Balance, June 30, 2006	$914,966	$230,018	$684,948

			Net Book
2005		Accumulated	Value
	Cost	Amortization	2005
Land	$56,900	$-	$56,900
Building	104,700	10,470	94,230
Transportation vehicles	130,071	58,434	71,637
Mining equipment	304,296	43,845	260,451
Office and computer equipment	146,146	50,865	95,281
Balance, December 31, 2005	$742,113	$163,614	$578,499

4.

CAPITAL LEASE PAYABLE

	2006	2005
GMAC, 0%, repayable in monthly installments of $1,889,
matures April 30, 2007	$-	$30,228
Less: current portion due within one year	-	(30,228)
	$-	$-

In January 2006, the Company sold a transportation vehicle to a former director of the Company who took over the related capital lease payments.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

5.

SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding

	Number of Shares	Amount
Balance, December 31, 2004	13,941,766	$33,008,361
Issued for cash
Private placements, net of share issue costs (a)	1,330,000	9,254,319
Issued for finders’ fee (a)	103,951	669,788
Tax effect on flow-through shares	-	(3,530,672)
Issued for mineral properties (b)	200,000	60,000
Balance, December 31, 2005	15,575,717	$39,461,796
Issued for cash
Pursuant to a prospectus offering, net of share issue costs (c)	8,334,000	68,566,495
Exercise of stock options	153,000	1,019,200
Transfer from contributed surplus (See note 9)	-	267,032
Balance, June 30, 2006	24,062,717	$109,314,523

a)

On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $2,793,809). The Company issued 29,000 shares, at a market value of $6.20 per share, as a finders’ fee for the placement of common shares.

On October 6, 2005, the Company completed a non-brokered private placement by issuing 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million. The Company issued 36,331 shares, at a market value of $5.78 per share, as a finders’ fee for placement of the common shares.

On December 22, 2005, the Company completed a non-brokered private placement by issuing 500,000 flow-through common shares at a price of $8.00 per share for gross proceeds of $4.0 million. The Company issued 38,620 shares, at a market value of $7.25 per share, as a finders’ fee for placement of the common shares.

b)

The Company issued the final share commitment of 200,000 common shares at a deemed value of $0.30 per share in accordance with the Afton mineral claim agreement.

c)

On February 28, 2006, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75,006,000.  Each unit consisted of one common share and one-half of a share purchase warrant.  A commission of 5.25% was paid to the underwriters.  The gross proceeds have been allocated $8.76 to the common shares and $0.24 to one-half of a share purchase warrant.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

6. SHARE PURCHASE WARRANTS

As at June 30, 2006, the following common share purchase warrants were issued and outstanding:

	Number of
	Shares	Amount

Issued for cash
Pursuant to a prospectus offering (Note 5(c))	4,167,000	$2,000,160
Balance, March 31, 2006	4,167,000	$2,000,160

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  The warrants have been listed for trading on the Toronto Stock Exchange.

The exercise of the outstanding share purchase warrants in the loss calculation would be anti-dilutive.

7. STOCK OPTIONS

a)

On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan.  The Plan also requires disinterested shareholders to renew their approval every three years.

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 500,000 stock options to senior officers which are not included in the 10% allowable issuable amount.

Options issued subsequent to the approval of the new Plan primarily vest one half after six months and the remainder after one year from the date of issuance.

As at June 30, 2006, the stock options held by directors, consultants and employees are as follows:

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

	Options Exercisable		Options Outstanding
Option Strike Price		Weighted Average Remaining Life (Years)		Weighted Average Remaining Life (Years)
$4.60	600,000	3.3	600,000	3.3
$4.61 to $5.99	12,000	4.2	12,000	4.2
$6.00 to $6.99	527,000	4.1	697,500	4.1
$7.00 to $7.99	195,000	4.0	265,000	4.1
$8.00 to $8.99	-	-	60,000	4.8
$11.00	-	-	565,000	4.9
	1,334,000	3.7	2,199,000	4.1

		Weighted	Weighted
		Average	Average
	Options	Exercise	Remaining
	Outstanding	Price	Life (Years)
Balance, December 31, 2004	700,000	$4.87	4.3
Granted	1,042,000	$6.82	4.5
Terminated	(15,000)	$(6.40)	-
Balance, December 31, 2005	1,727,000	$6.04	4.5
Granted	625,000	$10.80	4.8
Exercised	(153,000)	$(6.67)	-
Balance, June 30, 2006	2,199,000	$7.35	4.1

The fair value of new options amortized during the period ended June 30, 2006 has been estimated at the date of grant using a Black-Scholes option pricing model.  The current period valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.98% to 4.42% (2005 - 3.44%); volatility factor of the expected market price of the Company’s common stock of 40% (2005 - 43%); and a weighted average expected life of the options of 2.5 years (2005 - 2.5 years).  The resulting weighted average cost per option granted was $3.13 (2005 - $2.54).  The estimated fair value of the options is expensed over the vesting period.

The fair value compensation recorded for the period ended June 30, 2006 in respect of awards granted in 2006 was $1,433,128 (2005 - $572,615).

b)

Compensation Options

As at June 30, 2006, the following compensation options were issued and outstanding:

Weighted
	Number of	Average
	Compensation	Exercise
Expiry Date	Options	Price
October 13, 2006	50,000	$4.60

The exercise of the outstanding options in the loss calculation would be anti-dilutive.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

8.  RELATED PARTY TRANSACTIONS

	Six months ended
	June 30, 2006	June 30, 2005
For wages and consulting services charged by a related person of a Director. Effective January, 2006, these services ceased to be provided by the related party.	$-	$48,000

9.  CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

Stock-Based
Compensation
Balance – December 31, 2005	$1,727,584
Stock-based compensation	1,433,128
Transfer of exercised options to share capital	(267,032)
Balance – June 30, 2006	2,893,680

10.  SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

	Six months ended
	June 30, 2006	June 30, 2005
Investing Activities
Non-cash working capital incurred for mineral properties and
exploration costs	(1,277,926)	-
Financing Activities
Value assigned to options granted Option exercise proceeds included in amounts receivable and received on July 6, 2006	1,433,128 502,450	572,615 -

11.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and accrued liabilities, and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short period to maturity of these instruments.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

12.  COMMITMENTS AND CONTINGENT LIABILITIES

a)

Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)

As at June 30, 2006 the Company has approximately $2.4 million remaining to spend under contractual arrangements related to the feasibility study.

c)

In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive rights to explore this property for one year.  The exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008.  The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor  a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right, prior to production commencing, to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion.  The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

d)

The Company is committed to an operating lease for office premise rentals in the aggregate of $103,707. The future minimum lease payments as at June 30, 2006 are as follows:

2006	$30,056
2007	62,591
2008	40,542
2009	6,673
$139,862

13.  ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, including those for future removal and site restoration costs, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral properties.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the six month period ended June 30, 2006 and year ended December 31, 2005

(Unaudited and Canadian Dollars)

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.